UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Plastec Technologies, Ltd. (formerly, GSME Acquisition Partners I)

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G4161R126

(CUSIP Number)

December 21, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4161R126	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Woodland Partners

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
150,000 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
150,000 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G4161R126	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Rubenstein

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
250,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
250,000 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G4161R126	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marilyn Rubenstein

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
250,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
250,000 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.
	(a)	Name of Issuer:

Plastec Technologies, Ltd.
(formerly, GSME Acquisition Partners I)

	(b)	Address of Issuer’s Principal Executive Offices:

Unit 01, 21/F Aitken Vanson Centre, 61 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong

Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business Office, or, if none, Residence:

68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.001
	(e)	CUSIP Number:	G4161R126

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.001
	(e)	CUSIP Number:	G4161R126

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.001
	(e)	CUSIP Number:	G4161R126

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment

Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

                    The percentages of beneficial ownership shown below are based on 9,246,351 Ordinary Shares outstanding as reported in the Issuer’s Form 20-F, dated December 16, 2010.

1.	Woodland Partners:
	(a)	Amount Beneficially Owned: 150,000 [1] shares.
	(b)	Percent of Class: 1.6%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 150,000 [1] shares.
		(ii)	shared power to vote or to direct the vote: 0 shares.
		(iii)	sole power to dispose or to direct the disposition of: 150,000[1] shares.
		(iv)	shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount Beneficially Owned: 250,000[1,2,3] shares. Barry Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn Rubenstein.
	(b)	Percent of Class: 2.6%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0 shares.
		(ii)	shared power to vote or to direct the vote: 250,000[1,2,3] shares.
		(iii)	sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	shared power to dispose or to direct the disposition of: 250,000[1,2,3] shares.

[1]	Includes 150,000 Ordinary Shares issuable upon the exercise of the Warrants held by Woodland Partners.
[2]	Includes 100,000 Ordinary Shares issuable upon the exercise of the Warrants held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
[3]	The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

3.	Marilyn Rubenstein:
(a) Amount Beneficially Owned: 250,000[1,2,3] shares. Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.
(b) Percent of Class: 2.6%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0 shares.
(ii) shared power to vote or to direct the vote: 250,000[1,2,3] shares.
(iii) sole power to dispose or to direct the disposition of: 0 shares.
(iv) shared power to dispose or to direct the disposition of: 250,000[1,2,3] shares.

Exhibit A, a Joint Filing Agreement, was previously filed with a Schedule 13G, dated November 20, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2011

WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

/s/ Barry Rubenstein

Barry Rubenstein

/s/ Marilyn Rubenstein

Marilyn Rubenstein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)